UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2009

Commissi

on File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
Report of independent auditors
on the special review of the
Quarterly Financial Information - ITR
on March 31, 2009 and 2008

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

Review of independent auditors on the special review

To the management and shareholders of
Contax Participações S.A.
Rio de Janeiro – RJ

1. We revised the accounting information included in this Quarterly Financial Information – ITR, individual and consolidated, of Contax Participações S.A. (“Company”) and its subsidiaries, referring to the quarter ended March 31, 2009, comprising the balance sheets, the statements of income, of changes in shareholders’ equity and of cash flows, the explanatory notes and performance report, prepared under the responsibility of the Company’s Management.

2. 2 Our review was carried out in accordance with the specific rules established by the Institute of Independent Auditors of Brazil - IBRACON, jointly with the Federal Accounting Board, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the Company and its subsidiaries, as to the main criteria adopted in the preparation of the Quarterly Financial Information and (b) review of the information and subsequent events that have, or may have, material effects on the financial position and operations of the Company and its subsidiaries.

3. Based on our review, we are not aware of any material change that should be made to the accounting information contained in this Quarterly Financial Information aforementioned in paragraph 1, in order for it to be in accordance with the accounting practices adopted in Brazil and rules issued by the Securities and Exchange Commission of Brazil - CVM, applicable to the preparation of the Quarterly Financial Information.

4. The balance sheet, individual and consolidated, as of December 31, 2008 and presented for comparison purposes were examined by other independent auditors who issued a unqualified report, dated February 17, 2009.

5. As mentioned in Note 2, due to the changes in the accounting practices adopted in Brazil, during 2008, the statements of income and of cash flows and their respective explanatory notes, referring to quarter ended March 31, 2008, presented for comparison purposes, were adjusted and are being presented again, as set forth in NPC 12 – Accounting Practices, Changes in Estimates and Error Corrections, approved by CVM Resolution No. 506/06. These statements of income and cash flows and their respective explanatory notes, referring to quarter ended March 31, 2008, adjusted and presented again, were reviewed by other independent auditors who issued a unqualified report on special review, dated May 4, 2009.

Rio de Janeiro, May 4, 2009.

DELOITTE TOUCHE TOHMATSU	John Alexander Harold Auton
Auditores Independentes	Accountant
CRC 2SP 011.609/O-8 “F” RJ	CRC 1RJ 078.183/O-2

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

REPORT ON THE SPECIAL REVIEW

To the Management and Shareholders
Contax Participações S.A.

1 We have conducted a special review of the quarterly financial information (ITR) of Contax Participações S.A. (parent company and consolidated), related to the quarter ended on March 31, 2008, comprising the balance sheet, the statement of income, the notes and the performance report, prepared under the responsibility of its management. Our responsibility is to issue a report, without stating an opinion, on these accounting statements. The review of the accounting information for the quarter ended on March 31, 2008 of the subsidiary TNL Contax S.A., used for calculation purposes of the equity accounting and consolidation was conducted under the responsibility of other independent auditors. Our report, concerning the amounts of this subsidiary, is exclusively based on the report of these other independent auditors.

2 Our review was carried out in accordance with the specific rules established by the Institute of Independent Auditors of Brazil - IBRACON, jointly with the Federal Accounting Board, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the Company, as to the main criteria adopted in the preparation of the quarterly financial information and (b) review of the information and subsequent events that have, or may have, material effects on the company’s financial position and operations.

3 Based on our review and on the report issued by other independent auditors, as mentioned in paragraph 1, we are not aware of any material change that should be made to the aforementioned quarterly financial information, in order for it to be in accordance with the rules issued by the Securities and Exchange Commission of Brazil - CVM, applicable to the preparation of the quarterly financial information.

4 We previously issued a report on the special review of the quarterly financial information (ITR) of March 31, 2008, dated May 6, 2008, prepared in accordance with specific instructions of CVM, which did not comprise the changes in accounting practices set forth in Law 11,638/07. As described in Note 2, as a result of the changes in the accounting practices adopted in Brazil during 2008, the balance sheet on March 31, 2008, the corresponding statement of income, the notes and the performance report were adjusted and are presented as set forth in NPC 12 – Accounting Practices, Changes in Accounting Estimates and Correction of Errors approved by CVM Resolution 506/06.

5 In addition, the statements of cash flow (parent company and consolidated) corresponding to the quarter ended March 31, 2008, prepared in connection with the ITR of 2009, was submitted to the same review procedures described in paragraph 2 and we are not aware of any material change which should be made for it to be in accordance with the accounting practices adopted in Brazil and in compliance with the rules issued by the Securities and Exchange Commission of Brazil - CVM, specifically applicable to the preparation of the quarterly information.

Rio de Janeiro, May 6, 2008, except as described in paragraphs 4 and 5, dated May 5, 2009

BDO Trevisan Auditores Independentes	José Luiz de Souza Gurgel
Regional Accounting Board (CRC) 2SP013439/O-5 “S” RJ	Accountant-partner
Regional Accounting Board (CRC RJ) –087339/O-4

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

01.01 - IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80
4 – NIRE (Corporate Registry ID) 33.300.275410

01.02 – HEADQUARTERS

1 – ADDRESS Rua do Passeio n° 48 a 56 (parte)			2 – DISTRICT Centro
3 – ZIP CODE 20021-290	4 – CITY Rio de Janeiro			5 – STATE RJ
6 – AREA CODE 021	7 – TELEPHONE 3131-0000	8 – TELEPHONE 3131-0172	9 – TELEPHONE 3131-0168	10 – TELEX
11 – AREA CODE 021	12 – FAX 3131-0292	13 – FAX 3131-0293	14 – FAX 3131-0294
15 – E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME Michel Neves Sarkis				2 – ADDRESS Rua do Passeio, 56 – 16° andar
3 – DISTRICT Centro	4 – ZIP CODE 20021-290		3 – CITY Rio de Janeiro	6 – STATE RJ
7 – AREA CODE 21	8 – TELEPHONE 3131-0009	9 – TELEPHONE 3131-0168	10 – TELEPHONE 3131-0000	11 – TELEPHONE	12 – FAX 3131-0294
13 – E-MAIL msarkis@contax.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1– BEGINNING	2 – END	3 – QUARTER	4– BEGINNING	5 – END	6 – QUARTER	7– BEGINNING	8 – END
01/01/2009	12/31/2009	1	01/01/2009	03/31/2009	4	10/01/2008	12/31/2008
9 – INDEPENDENT AUDITOR Deloitte Touche Tohmatsu Auditores Independentes					10 – CVM CODE 00385-9
11 – TECHNICIAN IN CHARGE John Alexander Harold Auton					12- TECHNICIAN’S CPF (Individual Taxpayer’s Register) 888.738.037-68

01.05 – CAPITAL STOCK

Number of Shares (thousand)	1 – Current quarter 03/31/2009	2 – Previous quarter 12/31/2008	3 – Same quarter previous year 03/31/2008
Paid-up capital
1 – Common	5,773	5,825	5,825
2 – Preferred	9,170	10,032	10,032
3 – Total	14,943	15,857	15,857
Treasury shares
4 – Common	166	218	166
5 – Preferred		862
6 – Total	166	1,080	166

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other Types of Company	2 – STATUS Operational	3 – NATURE OF OWNERSHIP Domestic Holding Company	4 – ACTIVITY CODE 3990 – Management and Venture Capital Company - Without Main Sector
5 – MAIN ACTIVITY Venture Capital and Management	6 – CONSOLIDATION TYPE Total		7 – TYPE OF AUDITORS’ REPORT Unqualified opinion

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ (Corporate Taxpayer’s ID)	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 – DATE OF PAYMENT	6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01 02	AGM AGM	04/07/2009 04/07/2009	DIVIDEND DIVIDEND	04/27/2009 04/27/2009	Common Preferred	R$ 3.366008 R$ 3.417003

01.09 –SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 –CAPITAL STOCK (in thousands of reais)	4 – AMOUNT OF CHANGE (in thousands of reais)	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE WHEN ISSUED (reais)

01.10 – INVESTOR RELATIONS OFFICER

1 – DATE Rio de Janeiro, May 5, 2009.	2 – SIGNATURE

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.01 – BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
1	Total Assets	410,683	392,479
1.01	Current Assets	164,573	164,905
1.01.01	Cash and Cash Equivalents	15,568	16,132
1.01.02	Credits
1.01.02.01	Clients
1.01.02.02	Sundry Credits
1.01.03	Inventories
1.01.04	Other	149,005	148,773
1.01.04.01	Deferred and Recoverable Taxes	130	30
1.01.04.02	Credits Receivable - Subsidiary
1.01.04.03	Dividends Receivable - Subsidiary	148,743	148,743
1.01.04.04	Prepaid Expenses	132	-
1.02	Non-current Assets	246,110	227,574
1.02.01	Long-term Assets	6,719	5,689
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Direct and Indirect Related Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	6,719	5,689
1.02.01.03.01	Deferred and Recoverable Taxes	6,719	5,689
1.02.02	Permanent Assets	239,391	221,885
1.02.02.01	Investments	239,391	221,885
1.02.02.01.01	In Direct/Indirect Associated Companies
1.02.02.01.02	In Subsidiaries	239,391	221,885
1.02.02.01.03	Other Investments
1.02.02.02	Property, Plant and Equipment
1.02.02.03	Intangible Assets
1.02.02.04	Deferred Charges

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

02.02 – BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2	Total Liabilities	410,683	392,479
2.01	Current Liabilities	52,319	51,730
2.01.01	Loans and Financing
2.01.02	Debentures
2.01.03	Suppliers	365	29
2.01.04	Taxes, Fees and Contributions	556	56
2.01.05	Dividends Payable	51,359	51,364
2.01.06	Provisions
2.01.07	Debts with Related Persons
2.01.08	Other	39	281
2.01.08.01	Payroll, Charges and Social Benefits	39	42
2.01.08.02	Other Liabilities		239
2.02	Non-current Liabilities	59,650	58,051
2.02.01	Long-term Liabilities	59,650	58,051
2.02.01.01	Loans and Financing	-	-
2.02.01.02	Debentures	41,874	40,153
2.02.01.03	Provisions
2.02.01.04	Debts with Related Persons	969	954
2.02.01.05	Advance for Future Capital Increase
2.02.01.06	Other	16,807	16,944
2.02.01.06.01	Onlending to Shareholders	16,807	16,850
2.02.01.06.02	Other Liabilities		94
2.03	Deferred Income
2.05	Shareholders' Equity	298,714	282,698
2.05.01	Paid-up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	9,991	9,282
2.05.02.01	Capital Reserves	9,282	9,282
2.05.02.02	Equity Instruments for Share-Based Payment	709
2.05.03	Revaluation Reserves
2.05.04	Profit Reserves	60,627	60,627
2.05.04.01	Legal	15,465	15,465
2.05.04.02	Statutory	45,162	45,162
2.05.04.02.01	Statutory	55,535	95,010
2.05.02.02.02	Treasury Shares	(10,373)	(49,848)
2.05.04.03	For Contingencies
2.05.04.04	Unrealized Profits	(0)	0
2.05.04.05	Profit Retention
2.05.04.06	Special for Undistributed Dividends
2.05.04.07	Other Profit Reserves
2.05.05	Valuation Assets Adjustments
2.05.06	Accumulated Earnings (Losses)	4,223	(11,084)
2.05.07	Advance for Future Capital Increase

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	01/01/2009 to 03/31/2009	01/01/2009 to 03/31/2009	5 - From 01/01/2008 to 03/31/2008	01/01/2008 to 03/31/2008
3.01	Gross Revenue from Sales and/or Services
3.02	Gross Revenues Deductions
3.03	Net Revenue from Sales and/or Services
3.04	Cost of Goods and/or Services Sold
3.05	Gross Income
3.06	Operating Expenses/ Revenues	14,368	14,368	19,151	19,151
3.06.01	Selling
3.06.02	General and Administrative	(1,434)	(1,434)	(880)	(880)
3.06.03	Financial	(1,660)	(1,660)	131	131
3.06.03.01	Financial Income	594	594	154	154
3.06.03.02	Financial Expenses	(2,254)	(2,254)	(23)	(23)
3.06.04	Other Operating Income
3.06.05	Other Operating Expenses	(44)	(44)	(80)	(80)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Com	17,506	17,506	19,980	19,980
3.07	Operating Income	14,368	14,368	19,151	19,151
3.08	Non-operating Income
3.08.01	Revenues
3.08.02	Expenses
3.09	Income before Taxes/Holdings	14,368	14,368	19,151	19,151
3.10	Provision for Income and Social Contribution Taxes
3.11	Deferred Income Tax	939	939	250	250
3.12	Holdings/Statutory Contributions
3.12.01	Holdings
3.12.02	Contributions
3.13	Reversal of Interest on Own Capital
3.15	Income for the Period	15,307	15,307	19,401	19,401
	Number of Shares, Ex-Treasury (thousand)	14,777	14,777	15,691	15,691
	Earnings per Share	1.03587	1.03587	1.23644	1.23644

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

04.01 – STATEMENT OF CASH FLOW – INDIRECT METHOD (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	01/01/2009 to 03/31/2009	01/01/2008 to 12/31/2008	5 - From 01/01/2008 to 03/31/2008	01/01/2008 to 03/31/2008
4.01	Net Cash from Operating Activities	(559)	(559)	(830)	(830)
4.01.01	Cash Generated in the Operations	(522)	(522)	(829)	(829)
4.01.01.01	Net Income	15,307	15,307	19,401	19,401
4.01.01.02	Equity in the Earings of Subsidiaries and Associated Companies	(17,506)	(17,506)	(19,980)	(19,980)
4.01.01.03	Provisioned Interests Expenses	2,240	2,240
4.01.01.04	Stock Option Plan	376	376
4.01.01.05	Deferred Income Tax and Social Contribution	(939)	(939)	(250)	(250)
4.01.02	Variation in Assets and Liabilities	(161)	(161)	(134)	(134)
4.01.02.01	(Increase)/ Decrease in Deferred Taxes	(307)	(307)	(223)	(223)
4.01.02.02	(Increase)/Decrease in Prepaid Expenses	(132)	(132)
4.01.02.03	Increase/(Decrease) in Payroll and Charges	(3)	(3)	(24)	(24)
4.01.02.04	Increase/(Decrease) in Suppliers	336	336	19	19
4.01.02.05	Increase/(Decrease) in Taxes Payable	(2)	(2)	-	-
4.01.02.06	Increase/(Decrease) in Other Liabilities	(53)	(53)	94	94
4.01.03	Other	124	124	133	133
4.01.03.01	Financial Charges	124	124	133	133
4.02	Net Cash from Investment Activities			12,637	12,637
4.02.01	Credits Recevied from Subsidiary
4.02.02	Dividends Received			12,637	12,637
4.03	Net Cash from Financing Activities	(5)	(5)	20	20
4.03.01	Increase/(Decrease) in Capital
4.03.02	Debentures
4.03.03	Mutual with Affiliated Companies - CP
4.03.04	Dividends Payment	(5)	(5)	20	20
4.03.05	Repurchase of Shares
4.03.06	Sale of Shares
4.04	Exchange Variance on Cash and Cash Equivalents
4.05	Increase(Decrease) in Cash and Cash Equivalents	(564)	(564)	11,827	11,827
4.05.01	Cash Opening Balance of Cash and Cash Equivalents	16,132	16,132	876	876
4.05.02	Cash Closing Balance of Cash and Cash Equivalents	15,568	15,568	12,703	12,703

(A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - PROFIT RESERVES	6 - TREASURY SHARES	8 - ACCUMULATED PROFIT/LOSS	9 - ASSETS VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	223,873	9,282		110,475	(49,848)	(11,084)		282,698
5.02	Adjustment of Previous Years
5.03	Adjusted Balance	223,873	9,282		110,475	(49,848)	(11,084)		282,698
5.04	Net Income/Loss for the Period						15,307		15,307
5.05	Allocations
5.05.01	Dividends
5.05.02	Interest on Own Capital
5.05.03	Other Allocations
5.06	Realization of Profit Reserves
5.06.01	Cancelation of Treasury Shares				(39,475)	39,475
5.07	Valuation Assets Adjustments
5.07.01	Securities Adjustments
5.07.02	Translation Accumulated Adjustments
5.07.03	Business Combination Adjustments
5.08	Increase/Decrease in Capital Stock
5.09	Recording/Realization of Capital Reserves
5.09.01	Equity Instruments for Share-Based Payment		709						709
5.10	Treasury Shares
5.11	Other Capital Transactions
5.12	Other
5.13	Closing Balance	223,873	9,991		71,000	(10,373)	4,223		298,714

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

01910-0 –	CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 – NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

1 Operations

(a) Contax Participações S.A. ("Company"), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quotaholder in Brazil or abroad. The Company has (i) as wholly-owned subsidiary, TNL Contax S.A. ("TNL Contax"), a contact center service provider, whose purpose is to provide tele-assistance services in general and (ii) as indirect subsidiary, TODO BPO e Soluções em Tecnologia S.A. (“TODO”), an “information technology” company, whose purpose is to provide information technology services.

(b) TNL Contax

TNL Contax, established in August 1998, is a joint-stock, privately-held company, which corporate purpose is providing tele-assistance services in general, offering a variety of integrated customer interaction solutions between its customers and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the tele-assistance services, among others.

(c) TODO

TODO, established in September 2008, a joint-stock, privately-held company, whose corporate purpose is to provide information technology services, software development and integrated, full and customized solutions, including the management of full or partial value chain of outsourced processes of business in general; back office processing; customer relationship management, among others.

2 Presentation of quarterly information

The quarterly information was prepared and is being presented in accordance with accounting practices adopted in Brazil, which comprise the Brazilian Corporate Laws, pronouncements, guidelines and interpretations issued by the Brazilian Committee of Accounting Pronouncements (CPC) and rules established by the Brazilian Securities Commission (CVM).

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

When preparing the quarterly information, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The Company’s quarterly information includes, consequently, estimates for the determination of the useful lives of the property, plant and equipment, intangible assets, provisions required for contingent liabilities, decisions on the provisions for income tax, allowance for doubtful accounts, and other similar matters. Actual amounts may differ from the estimates.

The Company’s consolidated quarterly information reflects the balances of the Company and its direct and indirect subsidiaries on the same reference date and according to the same accounting practices. The balances and transactions between the parties, as well as unrealized revenues are removed in the consolidation, including, investments, checking accounts, dividends, revenues and expenses among consolidated companies.

Amendment to the Brazilian Corporate Law

On December 28, 2007, Law 11,638 was enacted, amended by Provisional Measure - MP 449 of December 2008, which changed and introduced new provisions to the Brazilian Corporate Law. This Law and said MP mainly aim at updating the Brazilian Corporate Law to enable the process of converging the accounting practices adopted in Brazil with those international accounting standards issued by the International Accounting Standards Board - IASB. The application of said Law and MP is mandatory for the annual financial statements and quarterly information as of and after January 1, 2008.

The changes in the Brazilian Corporate Law caused the following impacts on the Company’s quarterly information herein presented:

(i) Replacement of Statements of Changes in Financial Position with the Statement of Cash Flows.

(ii) Classification and measurement of financial instruments according to CPC 14: aligned with international standard, the Company classifies, when applicable, the financial instruments in three categories: available-for-trading, available-for-sale and held-to-maturity securities. The financial assets classified as available for trading are recognized at their market value and with effects on income. The financial assets classified as available-for-sale are recognized at their market value including effects on specific account ("Adjustments to Assets Valuation" account in shareholders’ equity). The financial assets classified as held-to-maturity are accounted at the amortized cost plus yields.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(iii) This law introduced the Adjustment to Present Value concept for assets and liabilities operations deriving from long-term operations and in the event of any material effect for other operations. On March 31, 2009, the Company did not have any assets and liabilities operations deriving from long-term operations, nor material short-term operations, which could result in adjustments at present value.

(iv) Law 11,638 also requires that the Company carries out periodically analysis to verify the recovery level of the amounts recorded in the fixed assets, intangible assets and deferred charges. The Company will assess, at least annually, the existence of impairments in permanent assets. The Company did not identify any impairment on the dates of these quarterly information.

(v) Pursuant to Law 11,638, the shareholders’ equity must be divided into: capital stock, capital reserves, adjustments to assets valuation, profit reserves, and treasury shares.

(vi) Financial leasing: pursuant to amendment to Article 179, provided for by Law 11,638/07, the assets resulting from leasing operations destined to maintain subsidiary TNL Contax S.A.’s operations were recorded in property, plant and equipment and the corresponding outstanding balance under the item “Leasing”. See Notes 11 and 14.

(vii) Stock Option Plan: the Company started to recognize the fair value of shares granted in the stock option plan in the income for 2008, during the period the which the right is granted. See Notes 3 (o) and 18(f)

The financial statements related to the year ended December 31, 2008 were the first to include the full accounting changes introduced by these new laws. In compliance with CVM Resolution 506/06, for comparison purposes, the effects of this initial adoption of the new laws were reflected in the Quarterly Information as of March 31, 2008.

The effects deriving from the initial adoption of Law 11,638/07 in the Quarterly Information of March 31, 2008 are as follows:

	Result		Shareholders' equity

	Parent Company	Consolidated	Parent Company	Consolidated

Balance originally presented	21,097	21,097	311,377	311,377
Property, plant and equipment - Leasing (vi)		(6,417)		(55,262)
Financial leasing (vi)		4,816		42,782
Investment (vi)	(1,601)		(12,480)
Stock option plan (vii)	(95)	(95)	(298)	(298)

Balance as per Law No. 11.638/07	19,401	19,401	298,599	298,599

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

3 Summary of Significant Accounting Policies

The main accounting practices adopted in this quarterly information are outlined as follows:

(a) Revenue recognition

Revenues from services rendered by investee TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per customer. Moreover, these indicators are constantly discussed with TNL Contax’s customers, and are reviewed when necessary.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Financial revenues and expenses are mainly represented by investments yields, interest rates and monetary restatements of contingencies, interest on loans, and interest on commercial leasing, recorded on an accrual basis (Note 6).

(b) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits, short-term investments with an insignificant risk of change in value.

(c) Allowance for doubtful accounts

This allowance is recorded to cover probable losses relative to accounts receivable and is based on estimates that take into account each customer’s status and guarantees provided thereby. The measurement of this allowance considers the individual status of each customer in arrears.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(d) Income tax and social contribution

The provisions for income tax and social contribution payable (current) and deferred on temporary differences are established at the base rate of 34% pursuant to prevailing laws. The installments paid in advance of income tax and social contribution are presented in "Deferred and Recoverable Taxes".

Deferred tax credits are verified on tax loss carryforwards, negative base of social contribution on net income and temporary differences, due to the fact that they are likely to be realized based on technical studies. If deferred tax credits are not likely to be realized, no accounting recognition is made. Tax losses and negative base of social contribution do not have a statute of limitations, however, their offset is limited to 30% of the future taxable income amount.

The Company has carried out technical studies covering the generation of future results in compliance with Management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's Governing Bodies (Note 9).

(e) Court deposits

There are situations in which investee TNL Contax challenges the legitimacy of certain liabilities or lawsuits filed against it. In view of these challenges through court order or Management’s strategy, the amounts under consideration may be deposited at court, but liabilities are not typified as settled. These deposits are monetarily restated and recorded as non-current assets because they are not connected to the provisions for contingencies. They will be recovered in the event of a favorable decision to the Company (Note 17).

(f) Other current and non-current assets

These are stated at realizable values, including, when applicable, income and monetary variations.

(g) Investments

Investments in subsidiaries are accounted for and registered in the Parent Company using the equity method of accounting recognized in the income for the year as operating revenues (or expenses). The subsidiaries present the same accounting practices adopted by the parent company and the same reference date

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(h) Property, plant and equipment

Property, plant and equipment is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take into account the assets' expected useful life (Note 11). Repairs and maintenance are appropriated to income during the period in which they are incurred.

(i) Intangible assets

The expenses directly associated with single and identifiable software, controlled or developed by the Company and which, probably, will generate economic benefits higher than the costs for over one year are recognized as intangible assets. The amortization is calculated through the application of the straight-line method, with rates that take into consideration the software utilization and benefits estimates (Note 12).

(j) Impairment

The property, plant and equipment and other non-current assets, including intangible assets are reviewed yearly in order to identify any evidence of non- recoverable losses or also, whenever events or changes in circumstances indicate that the book value may not be recoverable. When this is the case, the recoverable value is calculated to verify if it is necessary to record any loss. If any, the loss is recognized by the amount in which the book value of asset exceeds its recoverable value, which is the highest amount between the net sales price and the value under use of an asset.

(k) Payroll and related charges

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

The subsidiary TNL Contax has a profit sharing program, for all its employees, pursuant to the agreement entered into with FITTEL – Interstate Federation of Employees of Telecommunications Companies. This profit sharing program is based on increasing operating gains and individual performance, in which all the employees take part.

The management records a provision taking into account its better estimate regarding the business conclusion, considering the history of previous negotiations, technical analysis and current phase of the negotiation.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(l) Provision for contingencies

The recognition, measurement and disclosure of contingent assets and liabilities and legal obligations are carried out according to the criteria set forth in CVM Rule 489/05.

Contingent Assets – are not recognized on an accounting basis, except when the Management is in total control of the situation or when there are real guarantees or favorable decisions, on which it is no longer possible to file appeals, characterizing the gain as practically certain.

Contingent liabilities – established by means of individual analysis, by complaints, based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 17.

Legal obligations – arise from tax obligations whose purpose of claim is its lawfulness or constitutionality.

(m) Commercial Leasing

Fixed assets commercial leasing in which the Company substantially owns all property risks and benefits are classified as financial leasing. Financial leases are recorded as if they were a credit purchase, firstly recognizing fixed assets and a financing liability (leasing). The fixed assets acquired in financial leases are depreciated at the rates presented in Note 11.

(n) Loans

Loans taken are recognized initially in the funds receivables, net of transaction costs. Subsequently, loans taken are presented by the cost amortized, that is to say, added to charges and interest proportional to the period incurred (Note 13).

Debentures not convertible into shares are recognized similarly to loans (Note 15).

(o) Stock option plan

TNL Contax’s stock option plan, initiated in 2007, provides for the exercise of four equal annual lots. Each annual lot may be fully or partially exercised until the 4-year final term. The fair value of granted options is recognized as expenses, during the vesting period; period in which specific vesting conditions shall be met. (Note 18(f)).

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(p) Other current and non-current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable.

(q) Consolidation of financial statements

The financial statements of Contax Participações S.A. comprise the following financial information of its direct and indirect subsidiaries:

	Interest - %

	Control	2009

TNL Contax S.A.	Direct	100
TODO BPO e Soluções em Tecnologia S.A. (i)	Indirect	80

The consolidated financial information was prepared according to the technical criteria of consolidation set forth in CVM Rule 247/96, eliminating the balances of and assets and liabilities and income from consolidated intercompany transactions, as well as investments.

(i) TODO BPO’s Extraordinary General Meeting held on October 29, 2008 approved the capital increase, upon issue of 8,000 new common shares, in the amount of R$10,000, of which R$8 were allocated to compose the capital stock and R$9,992 were allocated to the capital reserve, fully subscribed by TNL Contax.

As a result of this operation, TNL Contax recorded goodwill in the amount of R$1,695, based on future profitability, which was fully written-down to the year’s result due to the lack of a profitability track record by TODO BPO.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

4 Cost of Services Rendered and Operating Expenses - by Nature (consolidated)

	3/31/2009

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	316,207	17,324	333,531
Third-party services (ii)	58,846	11,884	70,730
Depreciation (iii)	24,309	3,747	28,056
Rental and insurance (iv)	24,188	1,406	25,594
Marketing, sponsorship and donation	46	3,611	3,657
Other inputs	3,405	91	3,496

	427,001	38,063	465,064

	3/31/2008

	Cost of	Selling,
	services	general and
	rendered	administrative	Total

Personnel (i)	250,030	12,533	262,563
Third-party services (ii)	45,287	5,196	50,483
Depreciation (iii)	20,114	2,440	22,554
Rental and insurance (iv)	15,853	385	16,238
Marketing, sponsorship and donation	29	1,465	1,494
Other inputs	3,104	81	3,185

	334,417	22,100	356,517

(i) Costs with personnel have increased due to the growth of the business volume and to salary increases provided for in collective bargaining agreements negotiated in the second half of 2008.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(ii) The third-party services considered as Cost of Services Rendered refer mainly to expenses with workstation maintenance and data processing, while the third-party services considered as Selling, general and administrative expenses refer to expenses with consulting services, traveling, legal advice and others.

(iii) Assets acquired through leasing agreements, classified as fixed assets as provided for by Law 11,638/07 were depreciated on a straight-line basis based on the asset’s expected useful life.

(iv) Basically, these represent expenses with property rental and contact center operating infrastructure.

5 Other Operating Expenses, Net

	Parent Company		Consolidated

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Other Operating Revenues
Reversals of contingencies (Note 17)			2,397	1,402
Recovered expenses			171	40

			2,568	1,442

Other Operating Expenses
Provision for contingencies (Note 17)			(2,773)	(2,869)
IPTU			(834)	(622)
Other	(44)	(80)	(963)	(1,096)

	(44)	(80)	(4,570)	(4,587)

	(44)	(80)	(2,002)	(3,145)

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

6 Financial income, net

	Parent Company		Consolidated

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Financial revenues
Yields from financial investments (i)	470	21	7,415	5,018
Other financial revenues	124	133	863	408

	594	154	8,278	5,426

Financial Expenses
Interest and monetary restatement of contingencies			(1,756)	(1,151)
Interest on BNDES financing (Note 13)			(4,972)	(2,720)
Interest on commercial leasing			(2,665)	(1,683)
Letter of guarantee commission (ii)			(477)	(281)
Interest on loans with subsidiaries	(20)
Interest on debentures (Note 15)	(2,220)
Other financial expenses (iii)	(14)	(23)	(515)	(1,168)

	(2,254)	(23)	(10,385)	(7,003)

	(1,660)	131	(2,107)	(1,577)

(i) The income return on Company’s investments was up due to higher average funds available mainly deriving from receipts of tranches related to BNDES financing between October 2007 and June 2008, in the amount of R$216,514 (Note 13).

(ii) Cost mainly related to first-tier banks’ letters of guarantee given as collateral of BNDES loans (Note 13).

(iii) Basically refer to financial discounts granted to customers and taxes on foreign operations.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated

	03.31.2009	03.31.2008	03.31.2009	03.31.2008

Income before income tax and social contribution	14,368	19,151	24,185	30,160

Income tax and social contribution at nominal rate (34%)	(4,885)	(6,511)	(8,223)	(10,254)
Adjustments to determine the effective rate
Permanent addition of equity adjustment	5,952	6,793
Tax effects on permanent income (losses) (i)			(962)	(49)
Other	(128)	(32)	52	(456)

Income tax and social contribution benefits (expenses)	939	250	(9,133)	(10,759)

Effective income tax and social contribution rate	-6.54%	-1.31%	37.76%	35.67%

(i) This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

Effects of the Transitional Tax Regime

The Company opted for the Transitional Tax Regime (RTT), which authorizes companies to eliminate the accounting effects of Law 11,638/07 and MP 449/08, through records on the tax accounting ledger (LALUR) or ancillary controls, without changing the accounting records.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

The credits and expenses with income and social contribution taxes are broken down as follows:

	Parent Company		Consolidated

	3/31/2009	3/31/2008	3/31/2009	3/31/2008

Current
Income tax	-	-	4,815	6,558
Social contribution	-	-	1,778	2,421

	-	-	6,593	8,979

Deferred Charges
Income tax on temporary additions	-	-	2,559	(1,423)
Social contribution on temporary additions	-	-	921	(512)
Income tax on tax losses	(691)	(184)	(691)	2,732
Social contribution on negative base (tax loss)	(248)	(66)	(249)	983

	(939)	(250)	2,540	1,780

	(939)	(250)	9,133	10,759

8 Cash and Cash Equivalents

	Parent Company		Consolidated

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Cash and banks (i)	74	10	1,741	6,336
Financial investments (ii)	15,494	16,122	312,037	349,592

	15,568	16,132	313,778	355,928

(i) Financial investments are indexed to the variation of the Interbank Deposit Certificate (CDI) rate and are represented by Bank Deposit Certificates – CDBs and purchase and sale commitments.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

9 Deferred and Recoverable Taxes

	Parent Company				Consolidated

	03.31.2009		12.31.2008		03.31.2009		12.31.2008

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)	-	-			3,767	12,905	6,638	12,592
Social contribution on temporary additions (i)	-	-			1,356	4,646	2,390	4,533
Income tax on tax losses	-	1,391		700		1,391		700
Social contribution on negative base		500		252		500		252

		1,891		952	5,123	19,443	9,028	18,077

Other recoverable taxes
Recoverable income tax (Note 15)		-			4,108		32,362
Recoverable social contribution (Note 15)		-			1,517		11,933
Withholding income tax (ii)	130	4,828	30	4,737	2,393	4,828	2,181	4,737
Withholding PIS/COFINS/CSLL	-	-			471		743
Recoverable INSS	-	-			1,517		1,201
Recoverable ISS (iii)		-				2,832		2,532

	130	4,828	30	4,737	10,006	7,660	48,420	7,269

	130	6,719	30	5,689	15,129	27,102	57,448	25,346

(i) Tax credits on temporary differences, mainly on provisions, positive and negative, except for provision for contingent liability of Oi Fixa (Note 17 (b) (iii)).

The Company and its subsidiary TNL Contax recorded its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision 273/98, as well as CVM Rule 371/02.

(ii) Withholding income tax on financial investment redemptions, due to the share buyback program, classified as non-current, since short-term recovery is not expected.

(iii) Recoverable ISS is classified as non-current by virtue of the repayment terms with Municipal bodies.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

Pursuant to the technical study prepared in December 2008 and approved by the Company's Management bodies, the generation of future taxable profits during the next three years, will be sufficient to offset these (deferred) income tax and social contribution credits, as follows:

Up to December 31:	Consolidated

2009	5,123
2010	9,721
2011	9,721

24,565

The technical studies on future taxable income consider estimates regarding, among others, the TNL Contax’s performance, and also the behavior of its operating market and certain economic aspects. The actual amounts may differ from these estimates adopted.

10 Investments

It represents the Company’s direct investment in TNL Contax and indirect investment in TODO, as described below:

	TNL Contax		TODO

	03.31.2009	12.31.2008	03.31.2009	12.31.2008

Interest in subsidiaries
(direct and indirectly) - %	100%	100%	80%	80%
Number of shares	309,550,225	309,550,225	8,000	8,000

Capital	223,900	223,900	10	10
Shareholders' equity	239,391	221,885	9,199	10,396

Total investments	239,391	221,885	7,359	8,317

Net income for the period	17,506	94,405	(1,277)	14

Equity income	17,506	94,405	(1,022)	11

The financial statements of the subsidiary TNL Contax for the year ended December 31, 2008 were reviewed by another independent auditor.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

11 Property, Plant and Equipment (consolidated)

	12.31.2008	03.31.2009

						Annual
						amortization
Cost	Initial	Additions	Write-off	Transfers	Final	rate - %

Computer equipment	325,548	17,002	(221)	563	342,892
Furniture, fixtures and fittings	68,895	4,872	(1)	135	73,901
Facilities on third-party premises (i)	186,340	17,816	-	174	204,330
Construction in progress	3,977	440		(1,111)	3,306
Buildings (iii)	2,709		-		2,709
Land	831				831
Other assets	29,679	5,236		(227)	34,688

	617,979	45,366	(222)	(466)	662,657

Accumulated depreciation

Computer equipment (ii)	(227,561)	(13,319)	143	429	(240,308)	33.3
Furniture, fixtures and fittings (ii)	(24,059)	(2,343)	64	(292)	(26,630)	12.5
Facilities on third-party premises	(53,429)	(4,963)	(0)	(3)	(58,395)	10
Buildings (iii)	(105)	(26)	-		(131)	4
Other assets	(8,025)	(883)	15	(138)	(9,031)	10

	(313,179)	(21,534)	222	(4)	(334,495)

Net property, plant and equipment	304,800	23,832	0	(470)	328,162

(i) The real estate rental agreements effectiveness varies from 5 up to 8 years. The company may renew it for the same period.

(ii) The acquired assets’ monthly depreciation rates in the lines of IT equipment and furniture and fixtures were reviewed due to the reduction of the economic useful life estimate. The evaluation studies to determine the new economic useful life of these assets were prepared in accordance with the rules of A.B.N.T – Brazilian Association of Technical Rules by a specialized consultant qualified for this activity and are supported by technical appraisal reports.

Assets acquired through financial leasing agreements pursuant to Law 11,638/07, were classified as property, plant and equipment and recorded under “IT equipment” and “Furniture and fixtures” and generated a R$3,869 increase in depreciation on March 31, 2009 (R$6,417 on March 31, 2008).

12 Intangible (consolidated)

	12.31.2008	03.31.2009

					Annual
					Amoritzation
	Openning	Additions	Transfers	Closing	rate - %

Data processing system	150,954	6,122	466	157,542

Accumulated amortization	(66,487)	(6,522)	4	(73,005)	20

Net Intangible assets	84,467	(400)	470	84,537

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

13 Loans and Financing (consolidated)

Domestic Currency

					Consolidated

				Financial
Purpose	Openning	Maturity	Guarantees	charges	03.31.2009	12.31.2008

BNDES (operation
expansion and
upgrade)	10/2007	09/2013	Fiança bancária	TJLP + 2% a.a	218,052	217,969

Current					23,239	14,219
Noncurrent					194,813	203,750

On August 23, 2007, the subsidiary TNL Contax entered into a loan agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of its installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions.

The loan was obtained within the scope of the Program for the Development of the Software Industry and Correlated Services – PROSOFT-Company.

On October 5, 2007, the subsidiary disbursed the first tranche, in the amount of R$100,002. In 1H08, the second, third and fourth tranches were disbursed on January 28 and 30 and June 12, 2008, in the amounts of R$40,001 and R$10,001 and R$61,822, respectively. On November 18, 2008, the last tranche was disbursed in the amount of R$4,904. The tranches totaled R$216,730, as a result of the restated TJLP (long-term interest rate).

The maturity date of the financial charges is quarterly up until September 15, 2009, becoming monthly for the period between October 15, 2009 until the maturity date or settlement of contract. The principal shall be settled monthly as of October 15, 2009.

TNL Contax contractually opted for tendering guarantees through sureties from first-tier financial institutions, in this case, receivables and covenants structures shall not be applicable. Costs related to these sureties amounted to R$365 on March 31, 2009 (R$230 in March 2008)

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

Financing breakdown in the quarter ended on March 31, 2009.

		Interest	Financial
Purpose	12.31.2008	Amortization	charges	03.31.2009

BNDES	217,969	(4,269)	4,352	218,052

Schedule of annual disbursement until the expiration of the agreement.

Principal

2009	13,240
2010	52,956
2011	52,956
2012	52,956
2013	39,718

211,826

14 Commercial Leasing - (Consolidated)

	Number of	Total present	Balance payable

Lessor	installments	value of agreements	03.31.2009	12.31.2008

CIT	48	13,090	3,325	4,143
Unibanco	48	13,959	2,249	3,121
HP Financial	48	18,975	3,695	4,881
	60	18,313	8,224	9,140
IBM Leasing	48	757	142	189
	60	8,862	4,052	4,496

		73,956	21,687	25,970

Current			14,356	16,086
Noncurrent			7,331	9,884

TNL Contax has several leasing agreements related to IT equipment and furniture for the maintenance of the Company’s operations. These agreements are recorded at present value in current and long-term liabilities.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

15 Private debentures (Parent Company)

On November 18, 2008, the Company raised the amount of R$40,000 deriving from the private issuance of debentures, approved at the Board of Directors meeting held on September 30, 2008, as shown below:

				Value	Annual
	Issue	Issue	Outstanding	at the	financial
	date	type	securities	issue date	charges	03.31.2009	12.31.2008

1st Series	11/18/2008	Private	4,000	40,000	TJLP + 2%

Principal						40,000	40,000

Interest						1,874	153

						41,874	40,153

The debentures were issued in a single tranche and are not convertible into shares. The full amortization of principal and interest took place in a lump sum on April 27, 2009;

16 Taxes recoverable

	Parent Company		Consolidated

	03.31.2009	12.31.2008	03.31.2009		12.31.2008

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income Tax and Social Contribution (i)	554	56	7,152		51,334
ISS			9,397		9,816
PIS and COFINS			6,258		6,816
Social Security paid by installments (ii)			768	1,616	768	1,787
Other recoverable taxes	2	-	12		15

	556	56	23,587	1,616	68,749	1,787

(i) There are advance payments to offset the taxes calculated, in accordance with the amounts recorded in the Recoverable Income and Social Contribution Taxes lines (Note 9).

(ii) It refers to the payment by installments related to INSS (National Institute of Social Security) delinquency notice of joint liability, which has been fully transferred to third parties, not affecting TNL Contax’s results, recorded in the item Others Assets in the current assets.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

17 Provisions for Contingencies (consolidated)

(a) The subsidiary TNL Contax showed the following balances of provisions for contingencies and court deposits:

	Court deposits		Provision for contingencies

	3/31/2009	12/31/2008	3/31/2009	12/31/2008

Tax contingencies	1,495	1,469	13,072	11,927
Labor contingencies	37,034	33,869	52,446	51,651
Civil contingencies	-	-	586	573

	38,529	35,338	66,104	64,151

(b) The transactions conducted in the provision during the three-month period ended on March 31, 2009 are shown below:

					Price-level
	12/31/2008	Additions	Uses	Reversals	Monetárias	3/31/2009

Tax
Tax on services – ISS	1,934				227	2,161
INSS (i)	5,804				160	5,964
PIS/COFINS (ii)	4,188	757				4,945

	11,926	757			387	13,070

Labor (iii)	51,652	1,482	(760)	(1,637)	1,710	52,447
Civil	573				14	587

	64,151	2,239	(760)	(1,637)	2,111	66,104

Provisions for contingencies reflect Management's best estimates for the amounts deemed sufficient to cover probable losses from pending lawsuits on the balance sheet date and are based on legal advisors’ opinion. The Company and its subsidiary maintain court deposits to ensure the right of recourse in tax and labor claims.

TNL Contax’s tax delinquency notice related to INSS contributions amounted to R$19,902, restated until March 31, 2009. Out of this amount, R$4,672 is accrued. Concerning the remaining R$15,230, TNL Contax filed a defense as it disagrees with tax authority’s understanding. According to our external legal advisors, the provision of this amount is not appropriate, since the chances are possibly successful.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(i) Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, and in payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) codes of payment table.

(ii) Provisioned amount related to the deduction of the ISS cost on the calculation basis for determination of PIS/COFINS, based on the granting of advance appeal relief until decision of bill of review 2007.01.00.017041 -3/DF with the Federal Regional Court of the 1st region.

(iii) The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amounted to R$38,000. According to the services agreement executed between Telemar Norte Lesta S/A (“Oi Fixa”) and TNL Contax, labor claims arising from the migration of employment contracts shall be incumbent upon that company, whose amount was recorded as counter-entry to “Credits receivable”. The amount of labor claims under Oi Fixa’s responsibility represents R$14,447.

(c) The subsidiary TNL Contax has contingent liabilities tax and civil in the amounts of R$39,151 and R$2,204, respectively. These values are not provisioned due to the fact that the TNL Contax filed a defense and based on the opinion of its legal advisors who attribute to said lawsuits the probability of loss as possible and remote.

18 Shareholders' Equity

(a) Capital stock and share rights

The Company’s capital stock, amounting to R$223,873, is represented by 14,942,685 non-par registered book-entry shares, of which 5,772,435 are common shares and 9,170,250 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall have priority of refund in the event the Company is liquidated, without premium, and in the payment of non-cumulative minimum dividends of (a) 6% per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% of net equity value of shares, prevailing the highest amount between (a) and (b).

The preferred shares may represent up to two thirds of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(b) Capital reserve in share subscription

The capital reserve records a balance of R$9,991 on March 31, 2009, as a result of the utilization of part of this reserve in the first share buyback program, pursuant to the resolution of the Board of Directors as of June 29, 2006.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, the Company is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital stock. This allocation is optional when the legal reserve added to capital reserves exceed 30% of the capital stock. This reserve may be used to increase capital or offset losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of the Company’s Bylaws, the Company allocated a Statutory Reserve to ensure the realization of investments in the Company’s interest, as well as to increase its working capital. The Statutory Reserve is limited, together with all other profit reserves, to the amount of the capital stock.

On September 5, 2008, as per resolution of the Board of Directors, this reserve was allocated to the fourth share buyback program, and shares remained in treasury (Note 18 (e) (iv)).

(e) Treasury Shares

(i) First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, the share buyback proposal was approved, with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, fully cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii) Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the share buyback program, with funds registered in the Capital Reserve and Statutory Reserve accounts, which amounted to the buyback of 5,298,300 common shares and 24,058,190 preferred shares, cancelled on July 31, 2007, thus 1,750,000 common shares remaining in treasury, as per resolution at the Extraordinary General Meeting held on July 27, 2007.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(iii) Third share buyback program

At the Extraordinary Meeting, held on July 26, 2007, the Board of Directors approved the new share buyback program with funds registered in the Capital Reserve and Statutory Reserve accounts, totaling the buyback of 18,277,422 preferred shares and 3,193,472 common shares, cancelled on October 17, 2007, of which 1,750,000 common shares remain in treasury, pursuant to the resolutions of the General Extraordinary Meeting, totaling 3,500,000 common shares in treasury.

(vi) Fourth share buyback program

At the Extraordinary Meeting held on September 5, 2008, the Board of Directors approved a new share buyback program, with funds from Capital Reserve and Statutory Reserve accounts, totaling the buyback of 861,664 preferred shares and 52,337 common shares, which remained in treasury.

The Extraordinary General Meeting held on December 17, 2008 approved the cancellation of 52,337 common shares and 861,664 preferred shares held in treasury, without decreasing the Company’s capital stock, and 166,018 common shares remaining in treasury.

			In Reais

	Thousand	Buyback	Average	Maximum	Minimum
	Shares	Price	Price	Price	Price

Preferred Shares
1st Buyback Program	11,774	21,517	1.83	1.95	1.61
Share Cancellation	(11,774)	(21,517)	1.83
2nd Buyback Program	24,058	46,242	1.92	2.00	1.84
Share Cancellation	(24,058)	(46,242)	1.92
3rd Buyback Program	18,277	46,424	2.54	2.65	2.46
Share Cancellation	(18,277)	(46,424)	2.54
4th Buyback Program	862	36,206	42.00	42.81	41.59
Share Cancellation	(862)	(36,206)	42.00

Common Shares
1st Buyback Program	5,887	19,097	3.24	3.41	3.12
Share Cancellation	(5,887)	(19,097)	3.24
2nd Buyback Program	5,298	16,144	3.05	3.29	2.97
Share Cancellation	(3,548)	(10,812)	3.05
3rd Buyback Program	3,193	11,287	3.53	3.62	3.52
Share Cancellation	(1,443)	(5,102)	3.54
Sale of Shares	(180)	(604)	3.36

	3,320	10,913	3.29
Reverse Split of Shares (1/20)	166	10,913	65.74
4th Buyback Program	52	2,730	52.50	52.94	51.73
Share Cancellation	(52)	(2,730)	52.50

	166	10,913

	166	10,913

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(f) Stock option plan

The Extraordinary General Meeting held on April 16, 2007, approved a stock option plan. The Board of Directors is liable for managing the plan and introducing periodic stock option programs.

The Stock Option Plan initiated in 2007 provides for three beneficiaries who are entitled to a total corresponding up to 1.9% of the subscribed and paid-up capital stock, representing 350,000 thousand common shares granted within the scope of plan in April 2007. Options may be exercised as of October 1, 2007, in four equal annual lots. Pursuant to the Stock Option Plan, the beneficiary must allocate a minimum amount to acquire shares deriving from options whose initial grace period has already elapsed, under the penalty of extinguishment of option related to that year,

The strike price of R$51.20 was calculated based on the weighted average quote of Bovespa within 30 days immediately prior to the concession date and will be monetarily restated in compliance with the General Market Price Index - IGP-M.

Share market value on the last business day of March 2009 was R$45.99 per share.

TNL Contax’s stock options are qualified to be treated as equity instrument, according to CPC 10, as share-based payment. On March 31, 2009, a R$376 expense was verified based on the expectation of their realization.

In the first lot of the program, 8,983 options were exercised, corresponding to R$167.

Fair value of options was calculated using the Black & Scholes option pricing model on the granting date, based on the following assumptions:

	1st Tranche	2ndTranche	3rd Tranche	4th Tranche

Strike price (R$) (*):	51.20	51.20	51.20	51.20
Market price (R$) (*):	64.00	64.00	64.00	64.00
Options fair value	14.13	20.66	22.26	25.29
Share price volatility	19.64%	37.51%	23.54%	23.54%
Risk-free rate of return:	11.08%	10.53%	10.30%	10.17%
Dividend yield:	1.40%	1.40%	1.40%	1.40%

(*) On the plan's granting date

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

In 2008, the options corresponding to the 2nd lot of the Stock Option Plan were not exercised, resulting in the cancellation of 87,500 shares, provided for in the Stock Option Plan.

TODO’s Extraordinary General Meeting held on October 29, 2008 approved the stock option plan, with the issue of 800 TODO’s new registered common shares, with no par value. Up to now, no options have been granted to managers.

(g) Reverse split of shares

At the Extraordinary General Meeting held on October 17, 2007, the reverse split of all shares representing the Company’s capital stock was approved, at the ratio of 20 shares for 1 share of the same type. As per the call to the shareholders, a term of until November 16, 2007 was granted to carry out the adjustments to share positions. The information disclosed regarding the amount of shares prior to this date does not include a retroactive effect of the reverse split of shares.

Share fractions resulting from reverse split were divided, grouped into whole numbers and sold at Bovespa auction on August 13, 2008, as per Notice to the Market dated August 12, 2008. The amounts resulting from this auction totaled R$22,106, out of which R$5,298 were transferred to shareholders of fractioned shares. The R$16,808 non-transferred amount corresponds to shareholders whose shares are either blocked or their records are not updated and will be exclusively paid upon the presentation of the supporting documentation evidencing the unblocked shares and/or shareholder’s identification, whichever is the case.

(h) Unrealized profit reserve

The unrealized profit reserve, as provided for in the Company’s Bylaws, aims at not distributing the portion of equity adjustment financially unrealized as dividends.

As provided for in Articles 197 and 202 of Law 10,303, dated October 31, 2001, Contax Participações allocated the surplus verified between the difference of its minimum mandatory dividend and the divided receivable to the unrealized profit reserve, which amount when realized and if not absorbed by future losses, will be added to the first dividend declared after such realization.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(i) Dividends

In compliance with its Bylaws, Contax Participações should distribute dividends for each fiscal year in an amount no less than 25% of adjusted net income. The Company may also distribute quarterly dividends, provided that the total dividends paid do not exceed the value of its capital reserve.

In the Annual General Meeting held on April 7, 2009 the shareholders approved the proposal regarding the allocation of net income for the year ended on December 31, 2008, which was already included in the financial statements on that date, as follows: (a) allocation of R$4,620 for the legal reserve. (b) distribution of dividends to the Company’s shareholders as of April 30, 2009, in the total gross amount of R$50,000, R$33,374 of which as dividends related to the year ended on December 31, 2008, and R$16,626 through the use of unrealized profits reserves, and (c) allocation of R$54,415 to establish the statutory reserve.

Since January 1, 2009 dividends have been paid according to the Referential Rate (TR).

19 Financial Instruments

(a) Classification and valuation of the financial instruments

The Company operates with several financial instruments, especially financial investments, accounts receivable, suppliers, loans and financings, debentures and leasing.

Its financial assets must be classified into the following categories: measured by fair value through income (destined for trading), loans and receivables, held-to-maturity and available-for-sale securities. The financial liabilities are classified as measured by fair value or not measured by its fair value.

The classification depends on the purpose to which the financial instruments were acquired. Management determines the classification of its financial instruments at the initial recognition.

Cash and cash equivalents were not classified in the category of financial instruments, since they represent high liquid financial assets with an insignificant risk of change in value.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

On March 31, 2009 and December 31, 2008, the classification of financial instruments can be summarized as follows:

03/31/2009 and 12/31/2008

Accounts receivable	Not measured by fair value
Suppliers	Not measured by fair value
Loans and financings	Not measured by fair value
Leasing	Not measured by fair value

(i) Measured by fair value through income (destined for trading)

The financial assets measured at fair value through income are financial assets held for active and usual trading. The assets of this category are classified as current assets. Gains or losses resulting from variations in fair value of financial assets, measured at fair value through income, shall be presented in the statement of income under “financial result” in the period they occurred, unless the instrument has been contracted in connection with other operation. In this case, the variations are recognized under the same item of income affected by said operation. On March 31, 2009, the Company had no financial assets held for active and usual trading.

(ii) Loans and receivables

This category includes loans granted and receivables which are non-derivative financial assets with fixed or determinate payments, not quoted in an active market. These are included as current assets, except for those with maturity exceeding twelve months after the balance sheet date (these are classified as non-current assets). Loans and receivables are accounted by amortized cost, using the real interest rate method. On March 31, 2009, the Company had no loans and receivables.

(iii) Held-to-maturity financial assets

These are basically the financial assets that cannot be classified as loans and receivables, since they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity to be held in portfolio up to maturity. These are measured by acquisition cost, accrued of yields earned in contra account to income for the year. On March 31, 2009, the Company did not have held-to-maturity financial assets.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(iv) Available-for-sale financial assets

The available-for-sale financial assets are non-derivatives which are designated in this category, or which are not classified in any other category. They are included in non-current assets, unless Management intends to divest within twelve months after the balance sheet date. Available-for-sale financial assets are recorded by their fair value. The interest of available-for-sale securities, calculated using the real interest rate method are recognized in the statement of income as financial revenues. The portion corresponding to the variation in the fair value is recorded against shareholders’ equity, in the adjustment to assets valuation account, being realized against income upon its settlement or due to permanent loss. On March 31, 2009, the Company did not have available-for-sale financial assets.

(b) Fair value of financial instruments

The fair value of publicly-quoted investments is based on current purchase prices. For financial instruments without active market or public quote, the Company establishes the fair value through valuation techniques. These techniques include the use of recent operations contracted with third parties, reference to other instruments which are substantially similar, the analysis of discounted cash flows and the option pricing models making use of as much information as possible generated by the market and relying very little on information generated by the entity’s Management.

On the balance sheet date, the Company evaluates if there is any objective evidence that a financial asset or a group of financial assets is recorded at a value higher than its recoverable value. If there is any evidence concerning the available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any loss for realization of this financial asset previously recognized in income – is excluded from equity and recognized in the statement of income.

On March 31, 2009 and December 31, 2008, the book and fair values of the financial instruments are shown as follows:

	03.31.2009

	Parent Company		Consolidated

	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	15,568	15,568	313,778	313,778
Accounts receivable			108,642	108,642
Suppliers	365	365	53,823	53,823
Leasing			21,687	21,687

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

	12.31.2008

	Parent Company		Consolidated

	Book value	Fair value	Book value	Fair value

Cash and cash equivalents	16,132	16,132	355,928	355,928
Accounts receivable			102,134	102,134
Suppliers	29	29	76,847	76,847
Leasing			25,970	25,970

The Company has a loan with BNDES, not included in the note above, since this type of financing does not have fair value calculation in Brazil.

(c) Sensitivity analysis to CDI rate variation

The Company maintains a significant portion of its debt and cash and cash equivalents indexed to CDI variation. On March 31, 2009, the Company recorded a net debt of R$ 27,275 in the parent company and a net cash of R$74,040 in the consolidated, represented by cash and cash equivalents, net of loans and financing, leasing and debentures.

The market expectation, as per data published by Brazilian Central Bank (Focus Report), with reference date as of April 30, 2009, pointed an effective median rate (Top 5) of Selic estimated at 9.00%, a probable scenario for 2009, against the effective rate of 11.11% verified on March 31, 2009.

In addition, the Company carried out sensitivity tests for adverse scenarios, taking into account rate deterioration by 25% or 50% higher than the probable scenario, as per chart below:

	Parent Company

		Scenario I -	Cenário II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on April 30, 2009	11.11%	11.11%	11.11%
Net debt (i)	27,275	27,275	27,275
CDI annual estimated rate	9.00%	11.25%	13.50%
Annual effect on net debt :
Decrease	576
Increase		38	652

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

	Consolidated

		Scenario I -	Cenário II -
	Probable	25%	50%
Operation	scenario	deterioration	deterioration

Effective rate on April 30, 2009	11.11%	11.11%	11.11%
Net debt (i)	74,039	74,039	74,039
CDI annual estimated rate	9.00%	11.25%	13.50%
Annual effect on net debt :
Decrease	1,562
Increase		104	1,770

(i) The net debt considers the amount of R$15,568 related to cash and cash equivalents and R$969 related to loans with related parties and R$41,874 related to debentures.

(ii) Net Cash considers the amount of R$313,778 related to cash and cash equivalents and R$218,052 related to loans and financing and R$21,687 related to leasing.

(d) Derivatives

On March 31, 2009 and December 31, 2008, the Company did not operate with derivative financial instruments.

(e) Cash, Banks and Financial Investments

The recorded values are close to the realization or settlement values. Cash surplus is invested, in line with treasury policies, and periodically reassessed.

(f) Financing

On August 23, 2007, the subsidiary TNL Contax S.A. signed a financing agreement with BNDES in the amount of R$216,514 with the purpose of financing the expansion of installed capacity, improving current facilities, qualifying human resources, improving the quality of services and productivity, and investing in marketing actions (Note 13).

On September 30, 2008, the Company’s Board of Directors approved, in compliance with paragraph 1 of Article 59 of Law 6,404/76, the issue of simple debentures not convertible into shares for private subscription, in the amount of R$40,000, and TNL Contax as fully applicant for the debentures.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

Debentures will be issued in a single series and unsecured guarantee, redeemable within three years, with principal and interest rates at the end of the period and remuneration of long-term interest rate (TJLP) + 2% p.a..

(g) Commercial Leasing

The subsidiary has several leasing, IT equipment, furniture agreements, whose payments were separated between financial charges and decrease in liabilities, pursuant to Law 11,638/07 (Note 14).

(h) Credit risk

The credit risk associated with trade accounts receivable is not relevant, due to the financial size of the companies to which TNL Contax provides services.

TNL Contax records allowance for doubtful accounts for delinquent customers and applies the collection and negotiation procedures of overdue credits.

(i) Interest rate risk

The associated risk arises from the possibility of the Company incurring in losses derived from interest rate variations that increase the financial expenses related to financing raised in the market. The Company continuously monitors the market interest rates with the purpose of evaluating the eventual need of contracting operations to hedge itself against the volatility risk of these rates.

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

20 Related Parties - (Consolidated)

The main transactions between related parties may be summarized below:

	3/31/2009

	Oi Fixa	Oi Móvel	Brasil CAP	Brasil Veículos	Oi Internet	Paggo Acquirer	Paggo Adm. Crédito	Amazônia Celular	Way TV	BNDES	Total

Assets
Accounts receivable	15,643	2,569	519	911				648			20,290

Liabilities
Suppliers	2,578	962									3,540
Loans and
Financings (Note 13)										218,052	218,052

	2,578	962								218,052	221,592

Revenues
Revenues from services rendered	114,606	89,327	1,414	2,081	743	206	2,378	1,361	1,285		213,401

Costs and expenses
Cost of services rendered	(7,818)	(1,514)									(9,332)
Financial expenses (Note 6)										(4,855)	(4,855)

	(7,818)	(1,514)								(4,855)	(14,187)

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

	12/31/2008

	Oi Fixa	Oi Móvel	Brasil CAP	Brasil Veículos	Oi Internet	Paggo Administradora de Cartões	Paggo Acquirer	Way TV	BNDES	Total

Assets
Accounts receivable	21,965	1,421	470	768	200	377		682		25,883

Liabilities
Suppliers	1,625	35								1,660
Loans and
Financings (Note 13)									217,969	217,969

	1,625	35							217,969	219,629

	3/31/2008

	Oi Fixa	Oi Móvel	Brasil CAP	Brasil Veículos	Oi Internet	Paggo Administradora de Cartões	Paggo Acquirer	Way TV	BNDES	Total

Revenues
Revenues from services rendered	156,492	50,118	1,020	1,794	1,768	2,763	293			214,248

Costs and expenses
Cost of services rendered	(6,293)	(2,626)								(8,919)
Financial expenses (Note 6)									(2,639)	(2,639)

	(6,293)	(2,626)							(2,639)	(11,558)

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

(ii) Key Management compensation

Key Management personnel comprises board members and executive statutory officers. Compensation paid or payable for services provided by employees is shown below:

	2009	2008

Payroll and related charges	905	792
Fees	364	211
Profit sharing	3,150

	4,419	1,003

21 Insurance

The Company and its subsidiary have a risk management program aiming at minimizing risks, obtaining in the market coverages compatible with its size and operations. Coverage was contracted by amounts deemed as sufficient by Management to cover any eventual losses and casualties, taking into account the nature of its operations, the risks involved in its operations and the guidance of its insurance brokers, ensuring the integrity of assets and the continuity of its operations.

In the three-month period ended March 31, 2009, the Company had the following main insurance policies contracted with third-parties:

	Secured
Branches	amounts	Maturity

Management civil liability	233,620	01.13.2010
Fire of property, plant and equipment	61,400	05.16.2009
Loss of profits	42,654	05.16.2009
General civil liability	10,000	16.05.2009

22 Subsequent events

(i) The Annual General Meeting held on April 7, 2009 approved the distribution of dividends related to the 2008 fiscal year, with payment beginning on April 27, 2009. From January 1 to April 2009, dividend amounts were restated according to the Referential Rate (TR).

(ii) The loan and private debenture agreements executed with the subsidiary TNL Contax were fully settled on April 27, 2009.

* * *

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80

02.01 – CONSOLIDATED BALANCE SHEET – ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
1	Total Assets	944,937	992,686
1.01	Current Assets	447,293	524,083
1.01.01	Cash and Cash Equivalents	313,778	355,928
1.01.02	Credits	105,798	102,134
1.01.02.01	Clients	105,798	102,134
1.01.02.02	Sundry Credits
1.01.03	Inventories
1.01.04	Other	27,717	66,021
1.01.04.01	Deferred and Recoverable Taxes	15,129	57,448
1.01.04.02	Prepaid Expenses	4,817	3,896
1.01.04.03	Assets Destined to Sale
1.01.04.04	Other Assets	7,771	4,677
1.02	Non-current Assets	497,644	468,603
1.02.01	Long-term Assets	84,945	79,336
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	In Direct/Indirect Companies
1.02.01.02.02	In Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	84,945	79,336
1.02.01.03.01	Deferred and Recoverable Taxes	27,102	25,346
1.02.01.03.02	Judicial Deposits	38,529	35,338
1.02.01.03.03	Credits Receivable	18,035	17,530
1.02.01.03.04	Other Assets	1,279	1,122
1.02.02	Permanent Assets	412,699	389,267
1.02.02.01	Investments
1.02.02.01.01	In Direct/Indirect Companies
1.02.02.01.02	In Subsidiaries
1.02.02.01.03	Other Investments
1.02.02.02	Property, Plant and Equipment	328,162	304,800
1.02.02.03	Intangible Assets	84,537	84,467
1.02.02.04	Deferred Charges

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

02.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2009	4 - 12/31/2008
2	Total Liabilities	944,937	992,686
2.01	Current Liabilities	357,727	411,393
2.01.01	Loans and Financing	37,595	30,305
2.01.01.01	Loans in Domestic Currency	23,239	14,219
2.01.01.02	Leasing	14,356	16,086
2.01.02	Debentures
2.01.03	Suppliers	53,823	76,847
2.01.04	Taxes, Fees and Contributions	23,587	68,749
2.01.04.01	Deferred and Recoverable Taxes	23,587	68,749
2.01.05	Dividends Payable	51,359	51,364
2.01.06	Provisions
2.01.07	Debts with Related Persons
2.01.08	Other	191,363	184,128
2.01.08.01	Payroll, Charges and Social Benefits	189,617	181,924
2.01.08.03	Other Liabilities	1,746	2,204
2.02	Non-current Liabilities	286,672	296,516
2.02.01	Long-term Liabilities	286,672	296,516
2.02.01.01	Loans and Financing	202,144	213,634
2.02.01.01.01	Loans in Domestic Currency	194,813	203,750
2.02.01.01.02	Leasing	7,331	9,884
2.02.01.02	Debentures
2.02.01.03	Provisions	66,104	64,151
2.02.01.04	Debts with Related Persons
2.02.01.05	Advance for Future Capital Increase
2.02.01.06	Other	18,424	18,731
2.02.01.06.01	Onlending to Shareholders	16,807	16,850
2.02.01.06.02	Other Liabilities	1,617	1,881
2.03	Deferred Income
2.04	Minority Interest	1,824	2,079
2.05	Shareholders' Equity	298,714	282,698
2.05.01	Paid-up Capital Stock	223,873	223,873
2.05.01.01	Capital Stock	223,873	223,873
2.05.02	Capital Reserves	9,991	9,282
2.05.02.01	Capital Reserves	9,282	9,282
2.05.02.02	Equity Instruments for Share-Based Payment	709
2.05.03	Revaluation Reserve
2.05.04	Profit Reserves	60,627	60,627
2.05.04.01	Legal	15,465	15,465
2.05.04.02	Statutory	45,162	45,162
2.05.04.02.01	Statutory	55,535	95,010
2.05.04.02.02	Treasury Shares	(10,373)	(49,848)
2.05.04.03	For Contingencies
2.05.04.04	Unrealized Profits
2.05.04.05	Profit Retention
2.05.04.06	Special for Undistributed Dividends
2.05.04.07	Other Profit Reserves
2.05.05	Assets Valuation Adjustments
2.05.06	Accumulated Profits	4,223	(11,084)
2.05.07	Advance for Future Capital Increase

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

03.01 – CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 01/01/2009 to 3/31/2009	4 - From 01/01/2009 to 3/31/2009	5 - De 01/01/2008 até 31/03/2008	6 - De 01/01/2008 até 31/03/2008
3.01	Gross Revenue from Sales and/or Services	532,796	532,796	422,700	422,700
3.02	Gross Revenues Deductions	(39,438)	(39,438)	(31,301)	(31,301)
3.03	Net Revenue from Sales and/or Services	493,358	493,358	391,399	391,399
3.04	Cost of Goods and/or Services Sold	(427,001)	(427,001)	(334,417)	(334,417)
3.05	Gross Income	66,357	66,357	56,982	56,982
3.06	Operating Expenses/ Revenues	(42,172)	(42,172)	(26,822)	(26,822)
3.06.01	Selling	(8,677)	(8,677)	(4,237)	(4,237)
3.06.02	General and Administrative	(29,386)	(29,386)	(17,863)	(17,863)
3.06.03	Financial	(2,107)	(2,107)	(1,577)	(1,577)
3.06.03.01	Financial Income	8,278	8,278	5,426	5,426
3.06.03.02	Financial Expenses	(10,385)	(10,385)	(7,003)	(7,003)
3.06.04	Other Operating Income	2,568	2,568	1,442	1,442
3.06.05	Other Operating Expenses	(4,570)	(4,570)	(4,587)	(4,587)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies
3.07	Operating Income	24,185	24,185	30,160	30,160
3.08	Non-operating Income
3.08.01	Revenues
3.08.02	Expenses
3.09	Income before Tax/Holdings	24,185	24,185	30,160	30,160
3.10	Provision for Income and Social Contribution Taxes	(6,593)	(6,593)	(8,979)	(8,979)
3.11	Deferred Income Tax	(2,540)	(2,540)	(1,780)	(1,780)
3.12	Holdings/Statutory Contributions
3.12.01	Holdings
3.12.02	Contributions
3.13	Reversal of Interest on Own Capital
3.14	Minority Interest	255	255
3.15	Income for the Period	15,307	15,307	19,401	19,401
	Number of Shares, Ex-Treasury (thousand)	14,777	14,777	15,691	15,691
	Earnings per Share	1.03587	1.03587	1.23644	1.23644

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

04.01 – STATEMENT OF CASH FLOW – INDIRECT METHOD (IN THOUSANDS OF REAIS)

		to 03/231/2009	to 12/31/2008	to 03/31/2008	to 03/31/2008
4.01	Net Cash from Operating Activities	17,449	17,449	31,979	31,979
4.01.01	Cash Generated from Operations	47,470	47,470	42,927	42,927
4.01.01.01	Net Income	15,307	15,307	19,401	19,401
4.01.01.02	Depreciation and Amortization	28,056	28,056	22,553	22,553
4.01.01.04	(Gain) Loss on Sale of Property, Plant and Equipment	(3)	(3)	(14)	(14)
4.01.01.05	Contingencies and other Provisions	1,449	1,449	(793)	(793)
4.01.01.06	Stock Option Plan	376	376
4.01.01.07	Deferred Income Tax and Social Contribution	2,540	2,540	1,780	1,780
4.01.01.08	Minority Interest	(255)	(255)
4.01.02	Variation in Assets and Liabilities	(30,863)	(30,863)	(11,355)	(11,355)
4.01.02.01	(Increase)/ Decrease in Accounts Receivable	(3,663)	(3,663)	820	820
4.01.02.02	(Increase)/Decrease in Prepaid Expenses	(4,239)	(4,239)	(6,071)	(6,071)
4.01.02.03	(Increase)/Decrease in Deferred Taxes	37,900	37,900	(7,185)	(7,185)
4.01.02.04	(Increase)/Decrease in Other Assets	67	67	(14)	(14)
4.01.02.05	Increase/ (Decrease) in Payroll, Charges	7,692	7,692	15,868	15,868
4.01.02.06	Increase/(Decrease) in Suppliers	(23,023)	(23,023)	(22,905)	(22,905)
4.01.02.07	Increase/(Decrease) in Taxes Payable	(45,333)	(45,333)	9,150	9,150
4.01.02.08	Increase/Decrease in Other Liabilities	(264)	(264)	(1,018)	(1,018)
4.01.03	Other	842	842	407	407
4.01.03.01	Financial Charges	842	842	407	407
4.02	Net Cash from Investment Activities	(55,311)	(55,311)	(29,009)	(29,009)
4.02.01	Sale of Fixed Assets	3	3	14	14
4.02.02	Purchase of Fixed Assets	(51,488)	(51,488)	(26,055)	(26,055)
4.02.03	Judicial Deposits	(3,826)	(3,826)	(2,968)	(2,968)
4.03	Net Cash from Financing Activities	(4,288)	(4,288)	45,288	45,288
4.03.01	Increase/(Decrease) in Capital	-	-	(0)	(0)
4.03.02	Payment of Leasing	(4,283)	(4,283)	(4,815)	(4,815)
4.03.03	Short-term Loans
4.03.04	Long-term Loans			50,083	50,083
4.03.05	Dividends Payment	(5)	(5)	20	20
4.03.06	Repurchase of Sales
4.03.07	Sale of Shares
4.04	Exchange Variance on Cash and Cash Equivalents
4.05	Increase/(Decrease) in Cash and Cash Equivalents	(42,150)	(42,150)	48,258	48,258
4.05.01	Opening Balance of Cash and Cash Equivalents	355,928	355,928	240,310	240,310
4.05.02	Closing Balance of Cash and Cash Equivalents	313,778	313,778	288,568	288,568

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 – ITEM	2 – NATURE OF SUBSIDIARY/AFFILIATE	3 – CNPJ (Corporate Taxpayer’s ID)	4 – CLASSIFICATION	5 – INTEREST IN CAPITAL OF INVESTEE - %	6 – INVESTOR’S SHAREHOLDERS’ EQUITY - %
7 – TYPE OF COMPANY		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER		8 – NUMBER OF SHARES HELD IN CURRENT QUARTER

01	TNL CONTAX S.A.	02.757.614/0001-48	PRIVATE SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY			309,550	309,550

02	TODO BPO E SOLUÇÕES EM TECNOLOGIA S.A.	10.451.982./0001-91	Closely-Held Corporation	80.00	80.00
COMMERCIAL, INDUSTRIAL OTHER TYPES OF COMPANY			10	10

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

SUBSIDIARY

CORPORATE NAME TNL CONTAX S.A.

18.01 – SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 01/01/2009 to 03/31/2009	4 - From 01/01/2009 to 03/31/2009	5 - From 01/01/2008 to 03/31/2008	6 - From 01/01/2008 to 03/31/2008
3.01	Gross Revenue from Sales and/or Services	532,796	532,796	422,700	422,700
3.02	Gross Revenues Deductions	(39,438)	(39,438)	(31,301)	(31,301)
3.03	Net Revenue from Sales and/or Services	493,358	493,358	391,399	391,399
3.04	Cost of Goods and/or Services Sold	(427,001)	(427,001)	(334,417)	(334,417)
3.05	Gross Income	66,357	66,357	56,982	56,982
3.06	Operating Expenses/ Revenues	(39,034)	(39,034)	(25,993)	(25,994)
3.06.01	Selling	(8,677)	(8,677)	(4,237)	(4,237)
3.06.02	General and Administrative	(27,952)	(27,952)	(16,983)	(16,983)
3.06.03	Financial	(447)	(447)	(1,708)	(1,708)
3.06.03.01	Financial Income	7,684	7,684	5,272	5,272
3.06.03.02	Financial Expenses	(8,131)	(8,131)	(6,980)	(6,980)
3.06.04	Other Operating Income	2,568	2,568	1,442	1,442
3.06.05	Other Operating Expenses	(4,526)	(4,526)	(4,507)	(4,508)
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies
3.07	Operating Income	27,323	27,323	30,989	30,988
3.08	Non-operating Income
3.08.01	Revenues
3.08.02	Expenses
3.09	Income before Tax/Holdings	27,323	27,323	30,989	30,988
3.10	Provision for Income and Social Contribution Taxes	(6,593)	(6,593)	(8,979)	(8,979)
3.11	Deferred Income Tax	(3,479)	(3,479)	(2,030)	(2,029)
3.12	Holdings/Statutory Contributions
3.12.01	Holdings
3.12.02	Contributions
3.13	Reversal of Interest on Own Capital
3.14	Minority Interest	255	255
3.15	Income for the Period	17,506	17,506	19,980	19,980
	Number of Shares, Ex-Treasury (thousand)	309,550	309,550	309,550	309,550
	Earnings per Share	0.05655	0.05655	0.06455	0.06455

A free translation of the original in Portuguese)

FEDERAL PUBLIC SERVICE
CVM – SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR – Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date 03/31/2009

SUBSIDIARY

CORPORATE NAME TODO BPO E SOLUÇOES EM TECNOLOGIA S.A.

18.02 – SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - From 01/01/2009 to 3/31/2009	4 - From 01/01/2009 to 3/31/2009
3.01	Gross Revenue from Sales and/or Services
3.02	Gross Revenues Deductions
3.03	Net Revenue from Sales and/or Services
3.04	Cost of Goods and/or Services Sold
3.05	Gross Income
3.06	Operating Expenses/ Revenues	(1,277)	(1,277)
3.06.01	Selling	-	-
3.06.02	General and Administrative	(1,336)	(1,336)
3.06.03	Financial	59	59
3.06.03.01	Financial Income	59	59
3.06.03.02	Financial Expenses
3.06.04	Other Operating Income
3.06.05	Other Operating Expenses
3.06.06	Equity in the Earnings of Subsidiaries and Associated Companies
3.07	Operating Income	(1,277)	(1,277)
3.08	Non-operating Income
3.08.01	Revenues
3.08.02	Expenses
3.09	Income before Tax/Holdings	(1,277)	(1,277)
3.10	Provision for Income and Social Contribution Taxes
3.11	Deferred Income Tax
3.12	Holdings/Statutory Contributions
3.12.01	Holdings
3.12.02	Contributions
3.13	Reversal of Interest on Own Capital
3.14	Minority Interest
3.15	Loss for the Period	(1,277)	(1,277)
	Number of Shares, Ex-Treasury (thousand)	10	10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 06, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.